425 Park Avenue New York, New York 10022-3598 212.836.8000 Fax 212.836.8689 www.kayescholer.com

December 9, 2013

VIA SECURE ELECTRONIC DELIVERY AND BY HAND DELIVERY

Mr. Tom Kluck, Legal Branch Chief
Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Five Oaks Investment Corp.
Registration Statement on Form S-11
Filed October 18, 2013
File No. 333-191787

Dear Mr. Kluck:

This letter is submitted on behalf of Five Oaks Investment Corp., a Maryland corporation (the “Company”), in response to the comments (the “Comments”) of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of November 14, 2013 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form S-11 filed with the Commission on October 18, 2013 (the “Original Registration Statement”).

The Company has filed today with the Commission Amendment No. 1 to the Registration Statement on Form S-11/A (“Amendment No. 1”).  The changes reflected in Amendment No. 1 include those made in response to the Comment Letter.

Set forth below are the Comments and each of the Company’s responses thereto.  All references to page numbers and captions correspond to the page numbers in Amendment No. 1.

General

1.                                      In your next amended filing, please identify the lead underwriter or provide us with a full explanation of why the information cannot be included.  Please note that, based upon the facts of your response, we may defer further review of the filing.  To the extent applicable, also revise your disclosure on page 226 under “Relationships” to identify each underwriter which has a material relationship with you and state the nature of the relationship.

The Company has identified the lead underwriter for the proposed offering and has revised the disclosure on the cover page and page 245 of Amendment No. 1.  The Company has also revised page 248 of Amendment No. 1 to identify that the lead underwriter was an underwriter of the Company’s initial public offering.

2.                                      Please update the financial statements and financial information to comply with Rule 3-12 of Regulation S-X.

The Company advises the Staff that Amendment No. 1 includes financial information for the nine months ended September 30, 2013 as required by Rule 3-12 of Regulation S-X.

Supplemental Information- Conversion of Common Stock Offering to a Preferred Stock Offering

The Original Registration Statement provided for an offering of shares of common stock of the Company.  After consultation with prospective underwriters in light of current trading market conditions for mortgage REITs, the Company made the decision to offer preferred stock (specifically, Series A Cumulative Redeemable Preferred Stock) in lieu of common stock.  We had earlier on behalf of the Company requested from the Staff informal guidance as to the Company’s ability to effect this change in an Amendment No. 1.  Following our earlier receipt of such guidance, Amendment No. 1 reflects this conversion.

* * * * *

In connection with our response on behalf of the Company to the Staff’s comments, the Company has provided in Exhibit 1, in writing, a statement by the Company acknowledging that:

•                                          should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions with respect to this Amendment No. 1, please contact me at Kenneth.Mason@kayescholer.com/(212) 836-7630, or Dan Hartnett at Daniel.Hartnett@kayescholer.com/(312) 583-2380.

Very truly yours,

KAYE SCHOLER LLP

By:	/s/ Kenneth G.M. Mason
Kenneth G.M. Mason, Esq.

Enclosure

CC:                          David C. Carroll, Chief Executive Officer and President, Five Oaks Investment Corp.

David Oston, Chief Financial Officer, Treasurer and Secretary, Five Oaks Investment Corp.
Daniel J. Hartnett Esq., Kaye Scholer LLP
Paul Tropp, Esq., Fried, Frank, Harris, Shriver & Jacobson

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EXHIBIT 1

Five Oaks Investment Corp. c/o Oak Circle Capital Partners LLC 540 Madison Avenue 19th Floor New York, New York 10022 Tel: (212) 257-5070 December 9, 2013

VIA SECURE ELECTRONIC DELIVERY AND BY HAND DELIVERY

Mr. Tom Kluck, Legal Branch Chief
Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Five Oaks Investment Corp.
Registration Statement on Form S-11
Filed October 18, 2013
File No. 333-191787

Dear Mr. Kluck:

In connection with Kaye Scholer LLP’s comment response letter, dated December 9, 2013 (the “Response Letter”), filed on behalf  of  Five Oaks Investment Corp., a Maryland corporation (the “Company”) with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as correspondence on Edgar on December 9, 2013, in response to the Staff’s letter to the Company dated November 14, 2013, the Company is hereby acknowledging that:

•                                          should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance regarding this matter.

Very truly yours,

Five Oaks Investment Corp.

/s/ David C. Carroll
David C. Carroll, Chief Executive Officer and President